Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Kazakhstan: Total acquires a 75% interest

in two onshore exploration blocks

Paris, November 8, 2012 - Total announces the acquisition of a 75% interest in two Kazakhstan’s Concessions, the “North” and “South” blocks, previously operated by Kazakh Company Nurmunai Petrogas LLP.

These two onshore blocks cover an area of approximately 14,500 square kilometers and are located in southwestern Kazakhstan.

The transaction, which was recently approved by the Kazakh authorities, broadens Total’s upstream portfolio in Kazakhstan beyond its existing Caspian Sea assets. As the new operator of the licenses, Total will acquire seismic data and subsequently drill a well in 2013.

“The acquisition of the stake in the Nurmunai Petrogas Concessions is in line with Total ambitious exploration strategy and strengthens the presence of the Group in Kazakhstan where it will deploy its expertise as operator in a region with promising potential,” said Yves-Louis Darricarrère, President Upstream.

Total Exploration & Production in Kazakhstan

Since 1992, Total has been present in Kazakhstan with the company’s 16.8% stake in the North Caspian permit, which includes the giant Kashagan field operated by the North Caspian Operating Company (NCOC).

Kazakhstan is also an integral part of Total’s dynamic exploration strategy: additional exploration projects are currently under review.

In Kazakhstan, as in all the countries in which it operates, the Group is committed to minimizing its environmental impact and is a fully engaged and socially responsible industrial actor. With this regard Total will bring both operational excellence and environmental performance in the operatorship of the two new concessions. Indeed, all activities surrounding this project are to be positively impacted by a number of environmental, economic and societal actions.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com